Exhibit 99.1

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is made and entered into as of July 12, 2017, by and between Box Ships Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (the “Company”), and ______________, a ____________________ (the “Holder”).

RECITALS

WHEREAS, the Holder currently holds an aggregate of 36,900 shares of 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares issued by the Company (the “Preferreds”), with each share of the Preferreds having a liquidation value of $25.00 per share, for an aggregate liquidation value of $922,500;

WHEREAS, the Holder desires to exchange the Preferreds (the “Exchange Preferreds”) on the Closing Date (as defined herein) for a convertible note in the original principal amount of $143,910.00, in the form attached hereto as Exhibit A (the “Note”), which Note shall be convertible into the Company’s common shares, par value $0.01 per share (the “Common Shares”) (such Common Shares issuable upon conversion, collectively, the “Conversion Shares”), in accordance with the terms of the Note.

WHEREAS, the Note and the Conversion Shares are collectively referred to herein as the “Securities.”

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Exchange

Section 1.1           Exchange of Exchange Preferreds for Note.

(a)          Upon the terms and subject to the conditions of this Agreement, the Holder shall exchange all of the Exchange Preferreds for the Note (the “Exchange”).

(b) Definitions. For purposes of this Exchange Agreement:

(i) “Trading Day” means any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded, provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York City time) unless such day is otherwise designated as a Trading Day in writing by the Holder.

(ii) “Principal Market” means the OTCQB Marketplace operated by OTC Markets Group Inc. (or any successor thereto).

Section 1.2           Cancellation of the Preferreds.  Pursuant to the Statement of Designation of the Rights, Preferences and Privileges of 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock, dated July 25, 2013 (the “Certificate of Designation”), the Holder hereby agrees that all accrued unpaid dividends on the Exchange Preferreds exchanged hereunder shall be cancelled on the completion of the Exchange on the Closing Date. The Holder acknowledges that the cancellation of the Exchange Preferred shall have the effects specified in the Certificate of Designation.

Section 1.3           Section 3(a)(9) Exchange.  In exchange for the Exchange Preferreds, the Company shall issue to the Holder the Note in the Exchange. The issuance of the Note to the Holder in the Exchange will be made without registration of any of the Securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), in reliance upon the exemption therefrom provided by Section 3(a)(9) of the Securities Act. The Company agrees to issue, or cause to be issued, the Securities in accordance with Section 4.14 hereof without any restrictions on transfer and without any restrictive legend. The Holder acknowledges that the Company is relying upon the truth and accuracy of, and the Holder’s compliance with, its representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the availability of such exemptions and the eligibility of the Holder for the Exchange. Neither the Company nor the Holder shall take any position contrary to this Section 1.3 or Section 4.14 hereof.

Section 1.4           Closing and Settlement Mechanics.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on 9:00 a.m., New York City Time, on the first (1st) Trading Day on which the conditions to the Closing set forth in Section 1.5 below are satisfied or, where legally permissible, waived, or at such other time on the same date hereof or such other date as the parties may agree in writing (such time and date, the “Closing Date”). Prior to the Closing Date, Holder shall instruct its broker or other participant in the Fast Automated Securities Transfer Program of The Depository Trust Company (“DTC”) to transfer and deliver the Exchange Preferreds being exchanged to the Trustee for purposes of cancellation. On the Closing Date, (i) the Company will deliver (x) to the Holder the Note duly executed on behalf of the Company and registered in the name of the Holder or its designee and (ii) the Holder will deliver, or caused to be delivered, to the Company (x) the Exchange Preferreds being exchanged pursuant to this Agreement in accordance with the written instructions of the Company and (y) all documentation related to the right, title and interest in and to all of the Exchange Preferreds being exchanged, and whatever documents of conveyance or transfer may be necessary or reasonably desirable to transfer to and confirm in the Company all right, title and interest in and to (free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto) the Exchange Preferreds.

Section 1.5           Conditions to Closing.

(a)          The obligation of the Holder hereunder to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Holder’s sole benefit and may, where legally permissible, be waived by the Holder at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)          The Company shall have duly executed and delivered to the Holder this Agreement and the Note being exchanged at the Closing pursuant to the terms of this Agreement.

(ii)         The Company shall have issued the Irrevocable Transfer Agent Instructions, in the form acceptable to the Holder, to its transfer agent;

(iii)        The Holder shall have received the opinions of Sichenzia Ross Ference Kesner LLP, the Company’s U.S. counsel, dated as of the Closing Date, in the forms acceptable to such Holder;

(iv)        The Holder shall have received the opinions of Reeder & Simpson, P.C., the Company’s Marshall Islands counsel, dated as of the Closing Date, in the forms acceptable to such Holder;

(v)         The Conversion Shares shall have been approved for listing on the Principal Market on or prior to the Closing Date;

(vi)        The representations and warranties of the Company in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(vii)       No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement;

(viii)      Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect on the Company;

(ix)         Trading in the Common Shares shall not have been suspended by the Securities and Exchange Commission (the “Commission”) or the Principal Market, the Company shall not have received any final and non-appealable notice that the listing or quotation of the Common Shares on the Principal Market shall be terminated on a date certain, there shall not have been imposed any suspension of electronic trading or settlement services by DTC with respect to the Common Shares that is continuing, and the Company shall not have received any notice from DTC to the effect that a suspension of electronic trading or settlement services by DTC with respect to the Common Shares is being imposed or is contemplated;

(x)          All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including all material required to have been filed pursuant to Section 13(a) or 15(d) of the Exchange Act, shall have been filed with the Commission under the Exchange Act; and

(xi)         The Company shall have delivered to the Holder such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Holder or its counsel may reasonably request.

(b)          The obligation of the Company hereunder to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may, where legally permissible, be waived by the Company at any time in its sole discretion by providing the Holder with prior written notice thereof:

(i)          The Holder shall have executed this Agreement and delivered the same to the Company; and

(ii)         The representations and warranties of the Holder in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and that the Holder shall have complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

ARTICLE II

Representations and Warranties of the Holder

The Holder hereby makes the following representations and warranties, each of which is true and correct on and as of the date hereof and the Closing Date and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein:

Section 2.1           Existence and Power.

(a)          The Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b)          The execution of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby do not and will not constitute or result in a breach, violation, conflict or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license to which the Holder is a party, whether written or oral, express or implied, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Holder or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Holder, except for such breaches, conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Holder to perform its obligations hereunder.

Section 2.2           Valid and Enforceable Agreement; Authorization.  This Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity.

Section 2.3           Title to Exchange Preferreds.  The Holder has good and valid title to the Exchange Preferreds in the aggregate principal amount set forth in the recitals to this Agreement, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto. The Holder has not, in whole or in part, (i) assigned, transferred, hypothecated, pledged or otherwise disposed of the Exchange Preferreds or its rights in such Exchange Preferreds, or (ii) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Exchange Preferreds which would limit the Holder’s power to transfer the Exchange Preferreds hereunder.

Section 2.4           Investment Decision.  The Holder is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act and was not organized for the purpose of acquiring the Securities. The Holder is knowledgeable, sophisticated and experienced in business and financial matters and has previously invested in securities similar to the Securities. The Holder is able to bear the economic risk of its investment in the Securities and is presently able to afford the complete loss of such investment.

The Holder (or its authorized representative) has had the opportunity to review the Company’s filings with the Commission made since December 31, 2016, including, without limitation, the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (all of such filings with the Commission referred to, collectively, as the “SEC Documents”). The Holder has had such opportunity to ask questions of the Company and its representative and to obtain from representatives of the Company such information as is necessary to permit it to evaluate the merits and risks of its investment in the Company. The Holder has independently, without reliance upon any representatives of the Company and based on such information as the Holder deemed appropriate, made its own analysis and decision to enter into this Agreement. The Holder has had the opportunity to consult with its accounting, tax, financial and legal advisors to be able to evaluate the risks involved in the Exchange pursuant hereto and to make an informed investment decision with respect to such exchange.

The Holder acknowledges that the Company is relying on the truth and accuracy of the foregoing representations and warranties in the offering of the Securities to the Holder without having first registered the Securities under the Securities Act.

Section 2.5           Affiliate Status.  The Holder is not, and has not been during the preceding three months, an “affiliate” of the Company as such term is defined in Rule 144 under the Securities Act.

Section 2.6           Professional Advice.  With respect to the tax, accounting and other economic considerations involved in the Exchange, the Holder is not relying on the Company or any of its affiliates, and the Holder has carefully considered and has, to the extent the Holder believes such discussion is necessary, discussed with the Holder’s professional legal, tax, accounting and financial advisors the implications of the Exchange for the Holder’s particular tax, accounting and financial situation.

Section 2.7           No Solicitation.  The Holder was not solicited by anyone on behalf of the Company to enter into this transaction.

ARTICLE III

Representations, Warranties and Covenants of the Company

The Company hereby makes the following representations, warranties, and covenants each of which is true and correct on and as of the date hereof and the Closing Date and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.

Section 3.1           Existence and Power.

(a)          The Company is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Note by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities hereunder and thereunder, have been duly authorized by the Board of Directors of the Company, and no further consent, approval or authorization is required by the Company or of its Board of Directors or its shareholders in order for the Company to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities hereunder and thereunder.

(b)          The execution of this Agreement and the Note by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or filing with, any governmental authority or court, or body or arbitrator having jurisdiction over the Company; and (ii) do not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, or with the certificate of incorporation or bylaws of the Company, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Company or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Company or any other party thereto, except for such breaches, violations or defaults which would not reasonably be expected to, singly or in the aggregate, result in a material adverse effect on the ability of the Company to perform its obligations hereunder. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future.

Section 3.2           Valid and Enforceable Agreement; Authorization.  Each of this Agreement and the Note has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity.

Section 3.3           Valid Issuance of Securities.  The issuance of the Note is duly authorized and, upon issuance in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof. The Company shall have reserved from its duly authorized capital stock not less than 150% of the maximum number of Conversion Shares issuable upon conversion of the Note and without taking into account any limitations on the conversion of the Note set forth therein. The Conversion Shares, upon conversion in accordance with the Note, when issued, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of the representations of the Holder in Article II of this Agreement, the Securities will be issued in compliance with all applicable federal and state securities laws and shall be freely tradable and transferable on the books and records of the Company without restriction and without any restrictive legends. The offer and issuance of the Securities is exempt from registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) thereof and is exempt under any applicable state securities or “blue sky” laws. None of the Company, its Subsidiaries, any of their affiliates, or any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of Securities under the Securities Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates or any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of Securities under the Securities Act or cause the offering of the Securities to be integrated with other offerings. The Company has a sufficient number of authorized and unissued Common Shares to consummate the Exchange and to enable the full conversion of the Note. “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

Section 3.4           Disclosure.  The Company confirms that, other than the transactions contemplated by this Agreement and the Note, neither it nor any other person acting on its behalf has provided the Holder or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Holder regarding the Company and its Subsidiaries, their business and the transactions contemplated hereby, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed. The Company acknowledges and agrees that the Holder is not making or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article II.

Section 3.5           SEC Documents.  Since January 1, 2016, the Company has timely filed all SEC Documents with the Commission under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). The Company is not currently contemplating to amend or restate any of the financial statements (including without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with GAAP and the rules and regulations of the Commission. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

Section 3.6           Transfer Taxes.  On the Closing Date, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance of the Securities to be exchanged with the Holder hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

Section 3.7           Shell Company Status.  The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i).

Section 3.8           Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares upon conversion of the Note in accordance with the Note is absolute and unconditional (subject to any limitations on conversion as set forth in the Note), regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

Section 3.9           Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all reasonable action in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), shareholder rights plan or other similar anti-takeover provision under the charter, bylaws or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to the Holder as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Holder’s ownership of the Securities. The Company and its board of directors have taken all reasonable action in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company or any of its Subsidiaries.

Section 3.10         Absence of Certain Changes. Except as disclosed in the SEC Documents, since December 31, 2016 there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries. Except as disclosed in the SEC Documents, since December 31, 2016, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets outside of the ordinary course of business or (iii) made any capital expenditures outside of the ordinary course of business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.

Section 3.11         No Undisclosed Events, Liabilities, Developments or Circumstances. Except as disclosed in the SEC Documents, no event, liability, development or circumstance has occurred or exists with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that (i) would have been required to be disclosed by the Company under applicable securities laws in the SEC Documents and which has not been publicly announced, (ii) could have a material adverse effect on the Holder’s investment hereunder or (iii) could have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” shall mean a material adverse effect on the business, condition (financial or otherwise), properties or results of operations of the Company and its Subsidiaries, taken as a whole, or an event, change or occurrence that would materially adversely affect the ability of the Company to perform its obligations under this Agreement.

Section 3.12         Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its charter, any certificate of designation, preferences or rights of any other outstanding series of preferred stock of the Company or any of its Subsidiaries or bylaws or their organizational charter, certificate of formation or certificate of incorporation or bylaws, respectively. Except as disclosed in the SEC Documents, neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future. Since January 3, 2017, (i) the Common Shares have been approved for listing on the Principal Market and (ii) the Company has received no communication, written or oral, from the Commission or the Principal Market regarding the withdrawal of such approval for listing of the Common Shares on the Principal Market. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 3.13         Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

Section 3.14         Sarbanes-Oxley Act. The Company and each Subsidiary is in material compliance with all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof.

Section 3.15         Transactions With Affiliates. Except as disclosed in the SEC Documents, none of the officers, directors, employees or affiliates of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or affiliate or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other Person in which any such officer, director, employee or affiliate has a substantial interest or is an employee, officer, director, trustee or partner.

Section 3.16         Equity Capitalization. As of July 7, 2017, the authorized capital stock of the Company consists of (i) 475,000,000 shares of common stock, of which, 2,913,370 are issued and outstanding and (ii) 25,000,000 shares of preferred stock, of which, 879,833 Series C Cumulative Redeemable Perpetual Preferred Shares are issued and outstanding. No Common Shares are held in treasury. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and non-assessable. To the Company’s knowledge, approximately 84,519 shares of the Company’s issued and outstanding Common Shares on the date hereof are owned by Persons who are “affiliates” (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only executive officers, directors and holders of at least 10% of the Company’s issued and outstanding Common Shares are “affiliates” without conceding that any such Persons are “affiliates” for purposes of federal securities laws) of the Company or any of its Subsidiaries. To the Company’s knowledge, except for entities affiliated with the officers and directors of the Company or as disclosed in the SEC Documents, no Person owns 10% or more of the Company’s issued and outstanding Common Shares (calculated based on the assumption that all Convertible Securities, whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a 10% shareholder for purposes of federal securities laws). (i) Except as disclosed in SEC Documents, none of the Company’s or any Subsidiary’s capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company or any Subsidiary; (ii) except as disclosed in the SEC Documents, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries; (iii) except as disclosed in the SEC Documents, there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) except as disclosed in the SEC Documents, there are no financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (v) except as disclosed in the SEC Documents, there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act; (vi) except as disclosed in the SEC Documents, there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect. The Company has furnished (or made available through the Commission’s EDGAR system) to the Holder true, correct and complete copies of the Company’s articles of incorporation, as amended and as in effect on the date hereof (the “Charter”), and the Company’s bylaws, as amended and as in effect on the date hereof (the “Bylaws”), and the terms of all Convertible Securities and the material rights of the holders thereof in respect thereto. “Convertible Securities” means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Common Shares) or any of its Subsidiaries.

Section 3.17         Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries (i) except as disclosed in the SEC Documents, has any outstanding Indebtedness (as defined below), (ii) except as disclosed in the SEC Documents, is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect on the Company, (iii) except as disclosed in the SEC Documents, is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, and except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect on the Company, or (iv) except as disclosed in the SEC Documents, is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect on the Company. (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

Section 3.18         Absence of Litigation. Except as disclosed in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company’s or its Subsidiaries’ officers or directors which is outside of the ordinary course of business or individually or in the aggregate material to the Company or any of its Subsidiaries. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company, any of its Subsidiaries or any current or former director or executive officer of the Company or any of its Subsidiaries.

Section 3.19         Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect on the Company.

Section 3.20         Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company believes that its and its Subsidiaries’ relations with their respective employees are good. No executive officer (as defined in Rule 501(f) promulgated under the Securities Act) or other key employee of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. To the best knowledge of the Company, no executive officer or other key employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.21         Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property, and have good and marketable title to all personal property, owned by them which is material to the business of the Company and its Subsidiaries, in each case, free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries.

Section 3.22         Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, original works, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted and as presently proposed to be conducted. None of the Company’s or its Subsidiaries’ Intellectual Property Rights have expired, terminated or been abandoned, or are expected to expire, terminate or be abandoned, within two years from the date of this Agreement. The Company has no knowledge of any infringement by the Company or any of its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding their Intellectual Property Rights. The Company is not aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and each of its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except where failure to take such measures would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

Section 3.23         Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

Section 3.24         Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

Section 3.25         Tax Status. The Company and each of its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim. The Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Section 3.26         Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant or other Person relating to any potential material weakness or significant deficiency in any part of the internal controls over financial reporting of the Company or any of its Subsidiaries.

Section 3.27         Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect on the Company.

Section 3.28         Investment Company Status. The Company is not, and upon consummation of the Exchange will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

Section 3.29         U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by the Holder, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon the Holder’s request.

Section 3.30         Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

Section 3.31         Fixtures and Equipment. Each of the Company and its Subsidiaries (as applicable) has good title to, or a valid leasehold interest in, the tangible personal property, equipment, improvements, fixtures, and other personal property and appurtenances that are used by the Company or its Subsidiary in connection with the conduct of its business (the “Fixtures and Equipment”). The Fixtures and Equipment are structurally sound, are in good operating condition and repair, are adequate for the uses to which they are being put, are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs and are sufficient for the conduct of the Company’s and/or its Subsidiaries’ businesses (as applicable) in the manner as conducted prior to the Closing. Each of the Company and its Subsidiaries owns all of its Fixtures and Equipment free and clear of all encumbrances except for (a) liens for current taxes not yet due and (b) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

Section 3.32         Illegal or Unauthorized Payments; Political Contributions. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the Company or any of its Subsidiaries or any other business entity or enterprise with which the Company or any Subsidiary is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company or any of its Subsidiaries.

Section 3.33         Money Laundering. The Company and its Subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, without limitation, (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

Section 3.34         Equity Incentive Plan. Since April 19, 2011, each stock option granted by the Company was granted in accordance with the terms of the applicable equity incentive plan of the Company. No stock option granted under the Company’s equity incentive plan has been backdated. Since April 19, 2011, the Company has not knowingly granted, and there is no, and has been, no policy or practice of the Company to knowingly grant stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or any of its Subsidiaries or any of its or their respective financial results or prospects.

Section 3.35         No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company, on the one hand, and any accountants or lawyers formerly or presently employed or engaged by the Company, on the other hand. The Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under this Agreement and the Note.

ARTICLE IV

Additional Agreements

Section 4.1           Reasonable Best Efforts. The Holder shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 1.5(b) of this Agreement. The Company shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 1.5(a) of this Agreement.

Section 4.2           Reporting Status. Until the date on which the Holder shall have sold all of the Conversion Shares (the “Reporting Period”), the Company shall timely file all reports required to be filed with the Commission pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

Section 4.3           Financial Information. The Company agrees to send the following to the Holder during the Reporting Period unless the following are filed with the Commission through EDGAR and are available to the public through the EDGAR system, (i) within one (1) Business Day after the filing thereof with the Commission, a copy of its Annual Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than annual, any Reports on Form 6-K and any registration statements or amendments filed pursuant to the Securities Act and (ii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

Section 4.4           Listing. The Company shall secure the approval for listing of all of the Conversion Shares upon the Principal Market (subject to official notice of issuance) on or before the Closing Date and shall maintain such listing of all Conversion Shares from time to time issuable under the terms of this Agreement and the Note on the Principal Market or another Eligible Market. The Company shall maintain the listing of the Common Shares on The New York Stock Exchange, the NYSE MKT, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, the OTCQX Marketplace operated by OTC Markets Group Inc. (or any successor thereto) or the Principal Market (each, an “Eligible Market”). Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4.4.

Section 4.5           Disclosure of Transactions and Other Material Information. The Company shall by 9:00 a.m. (New York City time) on the Trading Day immediately following the Closing Date, issue a Report on Form 6-K (the “Current Report”) disclosing the material terms of the transactions contemplated hereby, and including forms of this Agreement and the Note as exhibits thereto; provided, however, that the Holder’s name and contact information shall be redacted from such Current Report and all exhibits, schedules and attachments thereto, including, without limitation, the forms of this Agreement and the Note and the exhibits, schedules and attachments thereto. From and after the filing of the Current Report, the Company represents to the Holder that the Company shall have publicly disclosed all material, non-public information delivered to the Holder as of such time by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this Agreement and the Note. In addition, effective upon the filing of the Current Report, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Holder with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Holder (which may be granted or withheld in the Holder’s sole discretion). To the extent that the Company delivers any material, non-public information to the Holder without the Holder’s consent, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. In the event of a breach of the covenants contained in this Section 4.5 by the Company or any person acting on its behalf (as determined in the reasonable good faith judgment of the Holder), in addition to any other remedy provided herein, if the Holder is holding any Common Stock or other securities of the Company at the time of the disclosure of material, non-public information, the Holder shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company, and the Holder shall not have any liability to the Company, any of its Subsidiaries, or any of their respective directors, officers, employees, stockholders or agents, for any such disclosure. Without the prior written consent of the Investor (which may be granted or withheld in the Investor’s sole discretion), the Company shall not disclose the name of the Investor in any press release, Commission filing or any other public disclosure made by or on behalf of the Company, including, without limitation, the Current Report and any exhibits thereto. The Company shall afford the Holder and its counsel with a reasonable opportunity to review and comment upon, shall consult with the Holder and its counsel on the form and substance of, and shall give due consideration to all such comments from the Holder or its counsel on, any press release, Commission filing or any other public disclosure made by or on behalf of the Company relating to the Holder or any aspect of this Agreement, the Note, the Exchange or any of the other transactions contemplated hereby and thereby, prior to the issuance, filing or public disclosure thereof, and the Company shall not (i) issue, file or publicly disclose any such information to which the Holder shall object or (ii) disclose the name or contact information of the Holder in any press release, Commission filing (including the Current Report, or any amendment thereto, and all exhibits, schedules and attachments thereto, including, without limitation, the forms of this Agreement and the Note and the exhibits, schedules and attachments thereto) or any other public disclosure made by or on behalf of the Company, including in any exhibits, schedules or attachments thereto.

Section 4.6           Reservation of Shares. So long as the Note remains outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the number of Common Shares required to be reserved for issuance to effect the conversion of the Note in full under Section 8 of the Note.

Section 4.7           Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect on the Company.

Section 4.8           No Variable Rate Transaction. Until the date on which the Note is no longer outstanding, the Company and each Subsidiary shall be prohibited from effecting or entering into an agreement to effect any Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for, the Common Shares at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares (including, without limitation, pursuant to a “weighted average” anti-dilution provision) or (ii) enters into any agreement (including an “equity line of credit”) whereby the Company or any Subsidiary may sell securities at a future determined price (including, without limitation, pursuant to “preemptive” or “participation” rights). The Holder shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

Section 4.9           No Net Short Sales. So long as the Note remain outstanding, neither the Holder nor any of its affiliates nor any entity managed or controlled by the Holder (collectively, the “Restricted Persons” and each of the foregoing is referred to herein as a “Restricted Person”) shall maintain, in the aggregate, a Net Short Position.  For purposes hereof, a “Net Short Position” by a Restricted Person means a position whereby such Restricted Person has executed one or more sales of Common Shares that is marked as a short sale (but not including any sale marked “short exempt”) and that is executed at a time when such Restricted Person does not have an equivalent offsetting long position in the Common Shares (or is deemed to have a long position hereunder or otherwise in accordance with Regulation SHO under the Exchange Act); provided, further that no “Short Sale” shall be deemed to exist as a result of any failure by the Company (or its agents) to deliver Conversion Shares upon conversion of the Note to any Restricted Person converting such Note. For purposes of determining whether a Restricted Person has an equivalent offsetting long position in the Common Shares, such Restricted Person shall be deemed to hold “long” all Common Shares that is either (i) then owned by such Restricted Person, if any, or (ii) then issuable to such Restricted Person as Conversion Shares pursuant to the terms of the Note then held by such Restricted Person, if any (without regard to any limitations on conversion set forth in the Note and giving effect to any conversion price adjustments that would take effect given only the passage of time). Notwithstanding the foregoing, nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person from selling “long” (as defined under Rule 200 promulgated under Regulation SHO under the Exchange Act) the Securities or any other Common Shares then owned by such Restricted Person.

Section 4.10         Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

Section 4.11         Restriction on Redemption and Cash Dividends. So long as the Note is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Holder.

Section 4.12         Corporate Existence. So long as the Holder owns the Note, the Company shall not be party to any Fundamental Transaction (as defined in the Note) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Note.

Section 4.13         Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Note in which the Company shall record the name and address of the Person in whose name the Note have been issued (including the name and address of each transferee), the principal amount of the Note held by such Person, the number of Conversion Shares issuable upon conversion of the Note held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of the Holder or its legal representatives.

Section 4.14         Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent in a form acceptable to the Holder (the “Irrevocable Transfer Agent Instructions”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of the Holder or its respective nominee(s), for the Conversion Shares in such amounts as specified from time to time by the Holder to the Company upon conversion of the Note. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 4.14 will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall be freely tradable and transferable on the books and records of the Company without restriction and without any restrictive legends. If the Holder effects a sale, assignment or transfer of the Securities, the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Holder to effect such sale, transfer or assignment and the transfer agent shall issue such shares to such Holder, assignee or transferee (as the case may be) without any restrictive legend or stop transfer instructions or other restrictions. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 4.14 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 4.14, that the Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. The Company agrees to take all actions, including, without limitation, causing its counsel to issue the legal opinions referred to in the Irrevocable Transfer Agent Instructions to the Company’s transfer agent, that may be necessary from time to time to issue Conversion Shares that are freely tradable and transferable without restriction and not containing any restrictive legend, without the need for any further action by the Holder. Any fees (with respect to the transfer agent, counsel to the Company or otherwise) associated with the issuance of such opinions or issuance of such Securities shall be borne by the Company.

Section 4.15         Indemnification.

(a)          In consideration of the Holder’s execution and delivery of this Agreement and acquiring the Securities and in addition to all of the Company’s other obligations under this Agreement and the Note, the Company shall defend, protect, indemnify and hold harmless the Holder and each holder of any Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect Holders and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement and the Note) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or the Note, (c) any failure by the Company to obtain the approval for listing of all of the Conversion Shares on the Principal Market on the Closing Date, or any failure by the Company to maintain the listing of all of the Conversion Shares on an Eligible Market from and after the Closing Date, or (d) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including, without limitation, for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Indemnitee that arises out of, relates to or results from (i) the execution, delivery, performance or enforcement of this Agreement or the Note, (ii) any disclosure properly made by the Holder pursuant to Section 4.5, or (iii) the status of the Holder or holder of the Securities either as an Holder in the Company pursuant to the transactions contemplated by this Agreement and the Note or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

(b)          Promptly after receipt by an Indemnitee under this Section 4.15 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim in respect thereof is to be made against the Company under this Section 4.15, deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the Company if: (i) the Company has agreed in writing to pay such fees and expenses; (ii) the Company shall have failed promptly to assume the defense of such Indemnified Liability and to employ counsel reasonably satisfactory to such Indemnitee in any such Indemnified Liability; or (iii) the named parties to any such Indemnified Liability (including any impleaded parties) include both such Indemnitee and the Company, and such Indemnitee shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnitee and the Company (in which case, if such Indemnitee notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, then the Company shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Company), provided further, that in the case of clause (iii) above the Company shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for such Indemnitee. The Indemnitee shall reasonably cooperate with the Company in connection with any negotiation or defense of any such action or Indemnified Liability by the Company and shall furnish to the Company all information reasonably available to the Indemnitee which relates to such action or Indemnified Liability. The Company shall keep the Indemnitee reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the Company shall not unreasonably withhold, delay or condition its consent. The Company shall not, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liability or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnitee. Following indemnification as provided for hereunder, the Company shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnitee under this Section 4.15, except to the extent that the Company is materially and adversely prejudiced in its ability to defend such action.

(c)          The indemnification required by this Section 4.15 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

(d)          The indemnity agreement contained herein shall be in addition to (A) any cause of action or similar right of the Indemnitee against the Company or others, and (B) any liabilities the Company may be subject to pursuant to the law.

ARTICLE V

Miscellaneous Provisions

Section 5.1           Survival of Representations and Warranties.  The agreements of the Company, as set forth herein, and the respective representations and warranties of Holder and the Company as set forth herein in Articles II and III, respectively, shall survive the Closing Date.

Section 5.2           Notice.  Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) with return receipt requested or sent by reputable overnight courier service (charges prepaid):

(a)          if to the Holder, at its address as follows:

(b)         if to the Company, at its address, as follows:

Box Ships Inc.

15 Karamanli Ave., GR 166 73

Voula, Greece

Attention: Legal Department, legal@allseas.gr

With a copy (which shall not constitute notice) to:

Sichenzia Ross Ference Kesner LLP
61 Broadway, 32nd Floor
New York, New York 10006
Attention: Marc J. Ross, Esq.

Each party hereto by notice to the other party may designate additional or different addresses for subsequent notices or communications. All notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Section 5.3           Entire Agreement.  This Agreement and the other documents and agreements executed in connection with the Exchange embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

Section 5.4           Assignment; Binding Agreement.  This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns.

Section 5.5           Counterparts.  This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 5.6           Remedies Cumulative.  Except as otherwise provided herein, all rights and remedies of the parties under this Agreement are cumulative and without prejudice to any other rights or remedies available at law.

Section 5.7           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or thereby or discussed herein or therein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed Sichenzia Ross Ference Kesner LLP (together with any successor, the “Agent for Service”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement, the Exchange Preferreds that may be instituted in any state or federal court sitting in The City of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as the Exchange Preferreds shall be outstanding. Service upon such Agent for Service in accordance with this Section 5.7 shall be deemed completed whether or not forwarded to or received by the Company. If such Agent for Service ceases to be able to act as such, resigns as such Agent for Service or to have an address in New York, New York, the Company agrees to irrevocably appoint a new agent acceptable to the Holder to receive on behalf of the Company service of any legal process and to deliver to the Holder within 14 days a copy of a written acceptance of appointment by such agent. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall (i) limit, or be deemed to limit, in any way any right to serve process in any manner permitted by law, (ii) operate, or shall be deemed to operate, to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder or to enforce a judgment or other court ruling in favor of such Holder. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 5.8           No Third Party Beneficiaries or Other Rights.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 4.15.

Section 5.9           Waiver; Consent.  This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto. No waiver of any of the provisions or conditions of this Agreement or any of the rights of a party hereto shall be effective or binding unless such waiver shall be in writing and signed by the party claimed to have given or consented thereto. Except to the extent otherwise agreed in writing, no waiver of any term, condition or other provision of this Agreement, or any breach thereof shall be deemed to be a waiver of any other term, condition or provision or any breach thereof, or any subsequent breach of the same term, condition or provision, nor shall any forbearance to seek a remedy for any noncompliance or breach be deemed to be a waiver of a party’s rights and remedies with respect to such noncompliance or breach.

Section 5.10         Word Meanings.  The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural, and vice versa, unless the context otherwise requires. The masculine shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

Section 5.11         No Broker.  Neither party has engaged any third party as broker or finder or incurred or become obligated to pay any broker’s commission or finder’s fee in connection with the transactions contemplated by this Agreement.

Section 5.12         Further Assurances.  The Holder and the Company each hereby agree to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions, as either party may reasonably request in connection with the transactions contemplated by this Agreement.

Section 5.13         Costs and Expenses.  The Holder and the Company shall each pay their own respective costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, including, but not limited to, attorneys’ fees.

Section 5.14         Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 5.15         Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 5.16         Payment Set Aside; Currency. To the extent that the Company makes a payment or payments to the Holder hereunder or pursuant to the Note or the Holder enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and the Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

HOLDER:

By:
Name:
Title:

COMPANY:

BOX SHIPS INC.

By:
Name:
Title:

Signature Page to Exchange Agreement

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